EXHIBIT 12.2
PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings Available for Fixed Charges:
Income from continuing operations
before income tax expense	$1,103	$1,023	$1,007	$979	$734
Fixed charges	385	384	384	385	385
Total earnings available for fixed charges	$1,488	$1,407	$1,391	$1,364	$1,119

Fixed Charges and Preferred Stock Dividends:
Interest expense	$380	$379	$379	$379	$380
Estimated interest portion of rentals
charged to expense	5	5	5	6	5
Total fixed charges	385	384	384	385	385
Preferred stock dividends (1)	—	—	—	2	3
Total fixed charges and preferred stock dividends	$385	$384	$384	$387	$388

Ratio of Earnings to Combined Fixed
Charges and Preferred Stock Dividends	3.9x	3.7x	3.6x	3.5x	2.9x

(1)    Represents actual preferred stock dividends grossed up for income taxes.